                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Whole Foods Market, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   966837106
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                      ----------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                August 30, 1996
                   -----------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

Check the following box if a fee is being paid with this statement:    X
                                                                    -------

- -----------------------
CUSIP NO.
966837106
- -----------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)  X
                                                         ----
                                                     (b) _____
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

       WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                ----------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        New York
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting             1,934,407
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                      1,934,407
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                      1,934,407
- -----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
- -----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                       9.9%
- -----------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
- -------------------------------------------------------------------------

- -----------------------
CUSIP NO.
966837106
- -----------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)  X
                                                         ----
                                                     (b) _____
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

       WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                 -----------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares                   8,328
Beneficially    ----------------------------
Owned By        8  Shared Voting Power
Each                   1,934,407
Reporting       ----------------------------
Person With     9  Sole Dispositive Power
                         8,328
                ----------------------------
                10  Shared Dispositive Power
                       1,934,407
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                       1,942,735
- -----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
- -----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           9.9%
- -----------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
- ----------------------------------------------------------------------

_____________________
CUSIP NO.
966837106
- -----------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     GS Advisors, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)  X
                                                         ----
                                                     (b) _____
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

         WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                -----------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting              1,687,717
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                       1,687,717
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       1,687,717
- -----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
- -----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                          8.6%
- -----------------------------------------------------------------
14.  Type of Reporting Person

              PN
- -----------------------------------------------------------------

- ----------------------
CUSIP NO.
966837106
- -----------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

     GS Capital Partners, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a)  X
                                                         ----
                                                     (b) _____
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

         WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                ---------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting             1,687,717
Person With     ----------------------------
                9  Sole Dispositive Power

                          -0-
                ----------------------------
                10  Shared Dispositive Power
                      1,687,717
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                      1,687,717
- -----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ________
- -----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                      8.6%
- -----------------------------------------------------------------
14.  Type of Reporting Person

         PN
- -----------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

          This Statement on Schedule 13D relates to the Common Stock, no par value per share (the "Common Stock"), of Whole Foods Market, Inc., a Texas corporation (the "Company").

          The principal executive offices of the Company are located at 601 N. Lamar Blvd., # 300, Austin, TX 78703.

ITEM 2.  IDENTITY AND BACKGROUND.

          This Statement is being filed by GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS Capital, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")/1/. Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to own beneficially shares of Common Stock through GS Capital and through certain limited partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner (the "Other Limited Partnerships" and, together with GS Capital, the "Limited Partnerships"). Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, GS Group beneficially owns options to purchase shares of Common Stock, and Goldman Sachs and GS Group may be


/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

deemed to beneficially own 400 shares of Common Stock currently held in client accounts managed by Goldman Sachs ("Managed Accounts").

          The principal business address of each of Goldman Sachs, GS Group, GS Capital, GS Advisors L.P. and the Other Limited Partnerships is 85 Broad Street, New York, NY 10004. GS Capital, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, L.P., a Delaware limited partnership, is the sole general partner of GS Capital. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the investment manager for GS Capital. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware limited partnership and a holding partnership that engages (directly or indirectly through subsidiaries or affiliated companies or both) in the business of buying and selling securities, both foreign and domestic, and in making investments of behalf of its partners. GS Group is controlled by its general partners (which consist of the general partners of Goldman Sachs other than GS Group) as a group, who have delegated to its Executive Committee the power to act on their behalf with respect to the management of GS Group.

          The name, business address, present principal occupation or employment and citizenship of each of the general partners of Goldman Sachs and of GS Group who is a natural person are set forth in Schedule I hereto and are incorporated herein by reference. The name, state or place of organization, principal business, address of principal business and address of principal office of each of the general partners of Goldman Sachs (other than GS Group) and of GS Group that is not a natural person are also set forth in Schedule I hereto and incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each corporate general partner of Goldman Sachs are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc., a Delaware corporation that is the sole general partner of GS Advisors, L.P., are set forth in Schedule II-B hereto and are incorporated herein by reference. The members of the Executive Committee of GS Group are those persons listed in
Schedule I who have an asterisk marked next to their name.

          During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I or Schedule II-A or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Limited Partnerships invested $39.4 million in preferred stock of Fresh Fields Markets, Inc., a Delaware corporation ("Fresh Fields"), in three transactions from July 1992 to December 1994, and in connection therewith received warrants to purchase common stock of Fresh Fields. In connection with the service by employees of Goldman Sachs on the Fresh Fields Board of Directors, Fresh Fields issued GS Group 15,000 options to purchase Common Stock. Fresh Fields also issued to the Limited Partnerships warrants to purchase preferred stock of Fresh Fields in consideration of certain transactions.

          On June 17, 1996, the Company entered into the Agreement and Plan of Merger, as amended, among the Company, Whole Foods Market Mid-Atlantic, Inc. (a wholly owned subsidiary of the Company, "Merger Sub") and Fresh Fields (the "Merger Agreement", discussed further in Item 6). The Merger Agreement provided that Merger Sub would be merged (the "Merger") with and into Fresh Fields, and Fresh Fields would become a subsidiary of the Company.

          On August 30, 1996 (the "Effective Date"), the Merger was consumuated. Upon consumuation of the Merger and pursuant to the Merger Agreement, the outstanding equity securities of Fresh Fields were automatically converted into shares of Common Stock or options or warrants to purchase shares of Common Stock.

     The funds used by the Limited Partnerships to purchase the securities of Fresh Fields as described above were obtained by the Limited Partnerships from capital contributions by the partners of the Limited Partnerships and from the Limited Partnerships' available funds. The funds used to purchase shares of Common Stock for the Managed Accounts came from client funds.

          None of the persons listed on Schedules I, II-A or II-B hereto has contributed any funds or other consideration towards the purchase of the securities of Fresh Fields, except insofar as they may be general or limited partners of any of Goldman Sachs or the Limited Partnerships and have made capital contributions to any of Goldman Sachs or such Limited Partnerships, as the case may be.

ITEM 4.  PURPOSE OF THE TRANSACTION

          Each of the Limited Partnerships acquired the Fresh Fields securities
for the purpose of acquiring an equity interest in Fresh Fields.   GS Group
received options to purchase Fresh Fields common stock in respect of service by its employees as directors of Fresh Fields. In the Merger, such Fresh Fields securities were automatically converted into shares of Common Stock and options and warrants to purchase Common Stock. In addition, shares of Common Stock held in Managed Accounts and, therefore, beneficially owned by Goldman Sachs and GS Group were acquired in the ordinary course of their business.

          The terms of the Merger Agreement require that, following the Merger, the Board of Directors of the Company take action to increase the authorized number of directors by two members, and GS Capital is entitled to designate one representative to be named to the Board of Directors of the Company to fill one of the newly created vacancies. Thereafter, the Company has agreed to nominate and use its best reasonable efforts to cause the election of a representative of GS Capital to the Company's Board of Directors so long as the Limited Partnerships beneficially own at least 50% of the Common Stock issued to them in connection with the Merger.

          A vice president of Goldman Sachs has been designated as the initial representative of GS Capital for election to the Company's Board of Directors following the Merger. In that capacity, she will be consulted, and will have the power to vote, on all matters that are within the purview of the Board of Directors of the Company.

          Pursuant to the Merger Agreement, the Limited Partnerships and GS Group entered into a Registration Rights Agreement with the Company and the other parties thereto (as described in Item 6) and GS Capital, as representative of the former shareholders of Fresh Fields, entered into an Escrow Agreement with the Company and the other parties thereto. In connection with the execution of the Merger Agreement, each of the Limited Partnerships entered into another Agreement, dated as of June 17, 1996, with the Company (the "Other Agreement").

     Pursuant to the Other Agreement, each of the Limited Partnerships, along with other shareholders of Fresh Fields, agreed, subject to certain exceptions, with the Company not to acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly, control of the Company or any of the Company's securities, businesses or assets for a period of three years, without the prior consent of the Company. The foregoing description of the Other Agreement is qualified in its entirety by reference to the Other Agreement, a copy of which is filed as Exhibit (3).

          Other than as disclosed herein, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedules I, II-A or II-B hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject, in the case of the Limited Partnerships and GS Group, to any applicable limitations imposed by the Lock-up Agreement (as further described in Item 6) or by the Other Agreement or by the Securities Act of 1933, as amended (the "Securities Act")).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Pursuant to the Merger, GS Capital received 1,332,301 shares of Common Stock and the Other Limited Partnerships received 219,702 shares of Common Stock. In addition, in the Merger, GS Capital and the Other Limited Partnerships received warrants to purchase 177,708 shares and 13,294 shares, respectively, of Common Stock at $31.519 per share and 177,708 shares and 13,294 shares, respectively, of Common Stock at $37.823 per share, and GS Group received options to purchase 8,328 shares of Common Stock at $25.22 per share. In addition, GS Group may be deemed to beneficially own 400 shares of Common Stock held in Managed Accounts. Accordingly, as of August 30, 1996, GS Group beneficially owned 1,942,375 shares of Common Stock, Goldman Sachs beneficially owned 1,934,407 shares of Common Stock, GS Capital beneficially owned 1,687,717 shares of Common Stock and the Other Limited Partnerships beneficially owned 246,290 shares of Common Stock.

             Based on information obtained from the Company, 19,139,946 shares of Common Stock were outstanding as of August 30, 1996. Based on the foregoing,
(i) GS Capital beneficially owns approximately 7.0% and the Other Limited Partnerships in the aggregate beneficially own approximately 1.1%, respectively, of the outstanding shares of Common Stock, and (ii) assuming that the Limited Partnerships exercise their warrants to purchase Common Stock, but that no other holder of such warrants exercises their warrants, GS Capital and the Other Limited Partnerships would beneficially own approximately 8.6% and 1.3%, respectively, of the Common Stock.

          Goldman Sachs and GS Group in the aggregate beneficially own 8.1% of the outstanding shares of Common Stock, and assuming that GS Group exercises its options to purchase Common Stock and the Limited Partnerships exercise their warrants to purchase Common Stock, but that no other holder of options or warrants exercises its options or warrants, Goldman Sachs and GS Group would beneficially own approximately 9.9% of the Common Stock.

          None of the Filing Persons and, to the knowledge of each of the Filing Persons, none of the Limited Partnerships that is not a Filing Person beneficially owns any shares of Common Stock as of August 30, 1996 other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in the 2nd through 5th pages of this filing.

          (c) Except as disclosed in Item 3 and as set forth on Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedules I, II-A or II-B hereto, during the past sixty days. The transactions set forth on Schedule IV were effected in the over-the-counter market.

          (d) Except in accordance with the Escrow Agreement (described in Item
6), no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Merger Agreement.  Pursuant to the Merger Agreement, the outstanding
          ----------------
Fresh Fields equity securities, including options and warrants, were converted into shares of Common Stock and options and warrants to purchase shares of Common Stock, as described in Item 3. The Merger Agreement further provides that as of the Effective Date, the Company will indemnify, among others, former directors of Fresh Fields (including representatives designated by the Limited Partnerships) for a period of six years from the Effective Date to the full extent permitted by applicable law against losses, claims and damages in connection with any claim, action, suit, proceeding or investigation. In addition, the Merger Agreement provides for the establishment of an escrow fund of approximately 5% of the shares of Common Stock to be received by the Fresh Fields shareholders in the Merger for approximately one year, in accordance with the terms of the Escrow Agreement described below, to secure certain indemnification obligations of Fresh Fields pursuant to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (1).

          Registration Rights Agreement.  Pursuant to the Merger Agreement, the
          -----------------------------
Company entered into a Registration Rights Agreement for the benefit of all former Fresh Fields shareholders (the "Registration Rights Agreement") with, among others, GS Group and the Limited Partnerships. Under the Registration Rights Agreement, parties to the agreement who hold at least 800,000 shares of Common Stock received in connection with the Merger have the right to require the Company, commencing 90 days after the Effective Date, at the Company's expense, to file a registration statement with the Securities and Exchange Commission under the Securities Act covering all or part of their shares of Common Stock in order to permit such persons to resell their respective shares. In addition, any one or more of the parties to the agreement (without regard to the number of shares held) have the right, commencing August 30, 1997, to make a demand for a shelf registration statement pursuant to Rule 415 under the Securities Act at the expense of such shareholders. The Company's obligation under the Registration Rights Agreement is limited to three demand registrations. Except as described above, the Company bears all of the expenses of the demand registrations (other than underwriting discounts and selling commissions). Under the

Registration Rights Agreement, each of the parties and other shareholders, warrant holders and certain option holders also have "piggyback" registration rights, subject to customary limitations. A copy of the Registration Rights Agreement is filed as Exhibit (2).

          Escrow Agreement.  Fresh Fields has, pursuant to the Merger Agreement,
          ----------------
agreed to indemnify the Company from all damages and losses incurred by the Company because of (i) the breach of any written representation, warranty, agreement or covenant of Fresh Fields contained in the Merger Agreement or (ii) certain litigation against Fresh Fields, together with all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by the Company in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters for which the Company is indemnified against in the Merger Agreement. To secure these indemnification obligations, the Merger Agreement provides for the establishment of an escrow fund of approximately 5% of the shares of Common Stock to be received by the Fresh Fields shareholders in the Merger for approximately one year, pursuant to the Escrow Agreement, dated August 30, 1996, among the parties thereto (the "Escrow Agreement"). Accordingly, a portion of the shares of Common Stock beneficially owned by the Limited Partnerships were deposited into the escrow fund created under the Escrow Agreement. GS Capital is serving as the representative of the Fresh Fields shareholders in connection with the Escrow Agreement.

          Pursuant to the Escrow Agreement, certain stock dividends on the shares held in escrow will be held in escrow, and cash dividends on the shares held in escrow will be distributed by the escrow agent to the former holders of Fresh Fields securities.

     The Company's sole recourse with respect to the satisfaction of any indemnification obligation of Fresh Fields is limited to making claims against the Common Stock that has been escrowed pursuant to the Merger Agreement and the Escrow Agreement. No shareholder of Fresh Fields, nor GS Capital in its capacity as Shareholders Representative, has any personal liability in connection with such indemnification obligation.

     Lock Up Agreement.  In connection with the Merger, each of the Limited
     -----------------
Partnerships has agreed not sell, transfer or otherwise dispose of any shares of Common Stock issued pursuant to the Merger or any shares of Common Stock that are acquired after the date of the Merger pursuant to the exercise of other securities of the Company issued pursuant to the Merger until financial results covering at least 30 days of combined operations of the Company and Fresh Fields have been published; and, thereafter, any such sale, transfer or other disposition must be in accordance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

     Except as described herein, none of the Filing Persons or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A, or II-B hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

     The descriptions of the Merger Agreement, the Registration Rights Agreement, the Other Agreement, the Escrow Agreement and the Lock Up Agreement set forth in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, the Registration Rights Agreement, the Other Agreement, the Escrow Agreement and the Lock Up Agreement, copies of which are filed as Exhibits (1), (2), (3), (4) and (5) hereto, respectively, and are incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

(1) Merger Agreement (incorporated herein by reference to Appendix A to the Company's Form S-4 dated July 5, 1996, File No. 333-07719).

(2)  Registration Rights Agreement (incorporated herein by reference to Exhibit
     2.4 to the Company's Form S-4 dated July 5, 1996, File No. 333-07719).

(3) Agreement (incorporated herein by reference to Exhibit 2.3 to the Company's Form S-4 dated July 5, 1996, File No. 333-07719).

(4)  Escrow Agreement.

(5)  Lock Up Agreement.

(6)  Joint Filing Agreement.

                                 SIGNATURE
                                 ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

Dated:  September 9, 1996



                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: General Partner


                                    THE GOLDMAN SACHS GROUP, L.P.

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: General Partner


                                    GS ADVISORS, L.P.
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President


                                    GS CAPITAL PARTNERS, L.P.
                                    By: GS Advisors, L.P., its general partner
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President

                                   SCHEDULE I
                                   ----------

     The following table sets forth the name of each of the general partners of Goldman, Sachs & Co. (other than The Goldman Sachs Group, L.P.) and of The Goldman Sachs Group, L.P. Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004, and, unless otherwise indicated, each natural person listed below is a citizen of the United States of America. Nobuyoshi John Ehara Inc., Jun Makihara Inc., Masanori Mochida Inc., Hideo Ishihara, Inc., Oki Matsumoto, Inc. and John P. Curtin, Jr. L.L.C., the only corporate general partners of Goldman, Sachs & Co. and The Goldman Sachs Group, L.P., were each incorporated in the State of Delaware. The principal occupation of each natural person listed below and the principal business of each of Nobuyoshi John Ehara Inc., Jun Makihara Inc., Masanori Mochida Inc., Hideo Ishihara, Inc., Oki Matsumoto, Inc. and John P. Curtin, Jr. L.L.C. is as a general partner of Goldman, Sachs & Co.

Name and Citizenship     Business Address
- ---------------------    ----------------

The persons listed below who have an asterisk marked next to their name are members of the Executive Committee of The Goldman Sachs Group, L.P.

Jon Z. Corzine*

Henry M. Paulson, Jr.*

Roy J. Zuckerberg*

David M. Silfen*

Richard M. Hayden        133 Fleet Street
                         London EC4A 2BB, England

Robert J. Hurst*

Howard C. Katz

Peter K. Barker          333 South Grand Avenue
                         Los Angeles, CA 90071

Eric S. Dobkin

Willard J. Overlock, Jr.


Jonathan L. Cohen

Name and Citizenship     Business Address
- ---------------------    ----------------

Fredric B. Garonzik

Kevin W. Kennedy

William C. Landreth      4900 Sears Tower
                         Chicago, IL  60606

Daniel M. Neidich

Edward Spiegel

Robert F. Cummings, Jr.

Angelo DeCaro

Steven G. Einhorn

David B. Ford

David M. Leuschen

Michael R. Lynch

Michael D. McCarthy

Donald C. Opatrny, Jr.

Thomas E. Tuft

Michael P. Mortara

Lloyd C. Blankfein

John P. Curtin, Jr.      150 King Street West
                         Toronto M5H 1J9, Canada

Gavyn Davies             133 Fleet Street
United Kingdom           London EC4A 2BB, England

Dexter D. Earle

Nobuyoshi John Ehara     12-32, Akasaka 1-chome
Japan                    Minato-ku, Tokyo 107,  Japan

Name and Citizenship          Business Address
- ---------------------         ----------------

Nobuyoshi John Ehara Inc.

J. Christopher Flowers

Gary Gensler

Charles T. Harris III

Thomas J. Healey

Stephen Hendel

Robert E. Higgins

Robert J. Katz

Ernest S. Liu

Eff W. Martin                 555 California Street
                              San Francisco, CA 94104

Charles B. Mayer, Jr.

Michael J. O'Brien            133 Fleet Street
United Kingdom                London EC4A 2BB, England

Mark Schwartz

Stephen M. Semlitz

Robert K. Steel

John A. Thain*                133 Fleet Street
                              London EC4A 2BB, England

John L. Thornton              133 Fleet Street
                              London EC4A 2BB, England


Bracebridge H. Young, Jr.     133 Fleet Street
                              London EC4A 2BB, England

Joseph R. Zimmel

Name and Citizenship          Business Address
- ---------------------         ----------------

Barry L. Zubrow

Gary L. Zwerling

Jonathan R. Aisbitt           133 Fleet Street
United Kingdom                London EC4A 2BB, England

Andrew M. Alper

William J. Buckley

Frank L. Coulson, Jr.

Connie Kadrovach Duckworth    4900 Sears Tower
                              Chicago, IL  60606

Richard A. Friedman

Alan R. Gillespie             133 Fleet Street
United Kingdom                London EC4A 2BB, England


Joseph H. Gleberman

Jacob D. Goldfield

Steven M. Heller

Ann F. Kaplan

Robert S. Kaplan

Peter D. Kiernan III

John P. McNulty

T. Willem Mesdag              Messe Turm 60308
                              Frankfurt am Main, Germany

Gaetano J. Muzio              555 California Street
                              San Francisco, CA  94104

Robin Illgen Neustein

Name and Citizenship     Business Address
- ---------------------    ----------------

Timothy J. O'Neill

Scott M. Pinkus

John J. Powers

Stephen D. Quinn

Arthur J. Reimers        133 Fleet Street
                         London EC4A 2BB, England

James P. Riley, Jr.

Richard A. Sapp          133 Fleet Street
                         London EC4A 2BB, England

Donald F. Textor

Thomas B. Walker III

Patrick J. Ward          133 Fleet Street
                         London EC4A 2BB, England

Jeffrey M. Weingarten    133 Fleet Street
                         London EC4A 2BB, England

Jon Winkelried

Richard  Witten

Carlos A. Cordeiro       133 Fleet Street
                         London EC4A 2BB, England

John O. Downing

W. Mark Evans            3 Garden Road
Canada                   Hong Kong

Michael D. Fascitelli

Sylvain M. Hefes         2 Rue de Thann
France                   Paris, France  75017

Reuben Jeffery III       133 Fleet Street

Name and Citizenship     Business Address
- ---------------------    ----------------

                         London EC4A 2BB, England
Lawrence H. Linden

Jun Makihara             12-32, Akasaka 1-chome
Japan                    Minato-ku, Tokyo 107, Japan

Jun Makihara Inc.

Masanori Mochida         12-32, Akasaka 1-chome
Japan                    Minato-ku, Tokyo 107, Japan

Masanori Mochida Inc.

Robert B. Morris III     133 Fleet Street
                         London EC4A 2BB, England

Philip D. Murphy         Messe Turm, D-6000
                         Frankfurt am Main 1, Germany

Suzanne M. Nora Johnson  333 South Grand Avenue
                         Los Angeles, CA 90071

Terence M. O'Toole

Gregory K. Palm          133 Fleet Street
                         London EC4A 2BB, England

Carl G.E. Palmstierna    133 Fleet Street
Sweden                   London EC4A 2BB, England

Michael G. Rantz         133 Fleet Street
                         London EC4A 2BB, England

J. David Rogers

Joseph Sassoon           133 Fleet Street
Israel                   London EC4A 2BB, England

Peter Savitz             133 Fleet Street
                         London EC4A 2BB, England

Charles B. Seelig Jr.

Ralph F. Severson        555 California Street

Name and Citizenship     Business Address
- ---------------------    ----------------

                         San Francisco, CA 94104

Gene T. Sykes            333 South Grand Avenue
                         Los Angeles, CA 90071

Gary A. Syman            12-32, Akasaka 1-chome
                         Minato-ku, Tokyo 107, Japan

Leslie C. Tortora

John L. Townsend

Lee G. Vance             133 Fleet Street
                         London EC4A 2BB, England

David A. Viniar

John S. Weinberg

Peter A. Weinberg

Laurence M. Weiss

George W. Wellde Jr.     12-32, Akasaka 1-Chome
                         Minato-Ku, Tokyo 107, Japan

Jaime E. Yordan

Sharmin Mossauar-Rahmani
United Kingdom

Hideo Ishihara           12-32, Akasaka 1-chome
Japan                    Minato-ku, Tokyo 107, Japan

Hideo Ishihara Inc.

Paul M. Achleitner       Messe Turm 60308
Austria                  Frankfurt am Main, Germany

Armen A. Avanessians

Joel S. Beckman

David W. Blood           133 Fleet Street
                         London  EC4A 2BB, England

Zachariah Cobrinik       12-32, Akasaka 1-Chome

Name and Citizenship     Business Address
- ---------------------    ----------------

                         Minato-Ku, Tokyo 107, Japan

Gary D. Cohn             133 Fleet Street
                         London  EC4A 2BB, England

Christopher A. Cole

Henry Cornell            3 Garden Road
                         Hong Kong

Robert V. Delaney

Joseph Della Rosa

J. Michael Evans         133 Fleet Street
Canada                   London  EC4A 2BB, England

Lawton W. Fitt

Joseph D. Gatto

Peter C. Gerhard

Nomi P. Ghez
Israel

David T. Hamamoto

Walter H. Haydock        Munsterhof 4
                         8022 Zurich, Switzerland

David L. Henle

Francis J. Ingrassia

Scott B. Kapnick         133 Fleet Street
                         London  EC4A 2BB, England


Kevin M. Kelly

John C. Kleinert

Jonathan L. Kolatch

Peter S. Kraus

Name and Citizenship     Business Address
- ---------------------    ----------------

Robert Litterman

Jonathan M. Lopatin

Thomas J. Macirowski

Peter G.C. Mallinson     3  Garden Road
United Kingdom           Hong Kong

Oki Matsumoto            12-32 Akasaka 1-chome
Japan                    Minato-ku, Tokyo 107, Japan

Oki Matsumoto, Inc.

E. Scott Mead            133 Fleet Street
                         London EC4A 2BB, England

Eric M. Mindich

Steven T. Mnuchin

Thomas K. Montag

Edward A. Mule

Kipp M. Nelson           133 Fleet Street
                         London  EC4A 2BB, England

Christopher K. Norton

Robert J. O'Shea

Wiet H. Pot              133 Fleet Street
Netherlands              London  EC4A 2BB, England

Jack L. Salzman

Eric S. Schwartz

Michael F. Schwerin

Richard S. Sharp         133 Fleet Street
United Kingdom           London  EC4A 2BB, England

Richard G. Sherlund

Michael S. Sherwood      133 Fleet Street

Name and Citizenship          Business Address
- ---------------------         ----------------

United Kingdom                London  EC4A  2BB, England

Cody J. Smith

Daniel W. Stanton

Esta E. Stecher

Fredric E. Steck

Byron D. Trott                4900 Sears Tower
                              Chicago  60606

Barry S. Volpert

Peter S. Wheeler              3 Garden Road
United Kingdom                Hong Kong

Anthony G. Williams           133 Fleet Street
United Kingdom                London  EC4A 2BB, England

Gary W. Williams

Tracy R. Wolstencroft         100 Crescent Court, Suite 1000
                              Dallas, Texas  75201

Danny O. Yee                  3 Garden Road
                              Hong Kong

Michael J. Zamkow

Mark A. Zurack

John P. Curtin, Jr., L.L.C.

Terence James O'Neill

Peter D. Sutherland           133 Fleet Street
Irish                         London  EC4A 2BB, England

                                SCHEDULE II - A
                                ---------------


     The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each general partner of Goldman Sachs & Co. or The Goldman Sachs Group that is a corporation are set forth below.

I.      NOBUYOSHI JOHN EHARA INC.

     Nobuyoshi John Ehara Inc. is controlled by Nobuyoshi John Ehara, its President and one of its directors. The business address of each person listed below other than Nobuyoshi John Ehara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Nobuyoshi John Ehara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.


Name and Business Address            Position         Present Principal Occupation
- ----------------------------  ----------------------  ----------------------------

Robert J. Katz                Director and            General Partner of Goldman,
                              Chairman of the Board   Sachs & Co.

Nobuyoshi John Ehara          President and Director  General Partner of Goldman,
                                                      Sachs & Co.

David A. Viniar               Director                General Partner of Goldman,
                                                      Sachs & Co.

Esta E. Stecher               Vice Chairman of the    General Partner of Goldman,
                              Board and Treasurer     Sachs & Co.

James B. McHugh               Secretary               Vice President of Goldman,
                                                      Sachs & Co.


II. MASANORI MOCHIDA INC.

     Masanori Mochida Inc. is controlled by Masanori Mochida, its President and one of its directors. The business address of each person listed below other than Masanori Mochida is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Masanori Mochida, a citizen of Japan, is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.


Name and Business Address           Position         Present Principal Occupation
- ---------------------------  ----------------------  ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,
                             Chairman of the Board   Sachs & Co.

Masanori Mochida             President and Director  General Partner of Goldman,
                                                     Sachs & Co.

David A. Viniar              Director                General Partner of Goldman,
                                                     Sachs & Co.

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
                                                     Sachs & Co.

III. JUN MAKIHARA INC.

          Jun Makihara Inc. is controlled by Jun Makihara, its President and one of its directors. The business address of each person listed below other than Jun Makihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Jun Makihara, a citizen of Japan, is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.


Name and Business Address           Position         Present Principal Occupation
- ---------------------------  ----------------------  ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,
                             Chairman of the Board   Sachs & Co.

Jun Makihara                 President and Director  General Partner of Goldman,
                                                     Sachs & Co.

David A. Viniar              Director                General Partner of Goldman,
                                                     Sachs & Co.

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
                                                     Sachs & Co.

IV.  HIDEO ISHIHARA INC.

     Hideo Ishihara Inc. is controlled by Hideo Ishihara, its President and one of its directors. The business address of each person listed below other than Hideo Ishihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Hideo Ishihara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.


Name and Business Address          Position          Present Principal Occupation
- ---------------------------  ---------------------   ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,
                             Chairman of the Board   Sachs & Co.

Hideo Ishihara               President and Director  General Partner of Goldman,

                                                             Sachs & Co.

Esta E. Stecher              Director, Vice Chairman         General Partner of Goldman,
                             of the Board and Treasurer      Sachs & Co.

James B. McHugh              Secretary                       Vice President of Goldman,
                                                             Sachs  & Co.

V.   OKI MATSUMOTO INC.

          Oki Matsumoto Inc. is controlled by Oki Matsumoto, its President and one of its directors. The business address of each person listed below other than Oki Matsumoto is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The busines address of Oki Matsumoto, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.


Name and Business Address               Position             Present Principal Occupation
- ---------------------------  ------------------------------  ----------------------------

Robert J. Katz               Director, Chairman of the       General Partner of Goldman,
                             Board and Vice President        Sachs & Co.

Oki Matsumoto                President and Director          General Partner of Goldman,
                                                             Sachs & Co.

Esta E. Stecher              Director, Vice Chairman of the  General Partner of Goldman,
                             Board, Vice President and       Sachs & Co.
                             Treasurer

James B. McHugh              Secretary                       Vice President of Goldman,
                                                             Sachs & Co.

VI.  JOHN P. CURTIN, JR. L.L.C

          John P. Curtin, Jr. L.L.C. is controlled by John Curtin, Jr., its ultimate beneficial owner. The business address of each person listed below is 85 Broad Street, New York, NY 10004, and each such person is a citizen of the United States of America. The business address of John Curtin, Jr., a citizen of the United States of America, is 150 King Street West, Toronto M5H 1J9, Canada.


Name and Business Address               Position             Present Principal Occupation
- ---------------------------  ------------------------------  ----------------------------

Fredric B. Garonzik          Managing Director               General Partner of Goldman,
                                                             Sachs & Co.

Charles B. Mayer, Jr.        Managing Director               General Partner of Goldman,
                                                             Sachs & Co.

Esta E. Stecher              Assistant Treasurer             General Partner of Goldman,

                                                  Sachs & Co.

James B. McHugh              Secretary            Vice President of Goldman,
                                                  Sachs & Co.

                                 SCHEDULE II-B
                                 -------------



     The name, business address, present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners,L.P., are set forth below.

     The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

     All executive officers and directors listed below are United States citizens.



Name and Business Address            Position          Present Principal Occupation
- ---------------------------  ------------------------  ----------------------------

Richard A. Friedman          Director/President        General Partner of Goldman,
                                                       Sachs & Co.

Terence M. O'Toole           Director/Vice President   General Partner of Goldman,
                                                       Sachs & Co.

Carla H. Skodinski           Vice President/Secretary  Vice President of Goldman,
                                                       Sachs & Co.

Elizabeth S. Cogan           Treasurer                 Vice President of Goldman,
                                                       Sachs & Co.

Joseph H. Gleberman          Director/Vice President   General Partner of Goldman,
                                                       Sachs & Co.

Henry Cornell                Vice President            General Partner of Goldman,
                                                       Sachs & Co.

Barry S. Volpert             Director/Vice President   General Partner of Goldman,
                                                       Sachs & Co.

Eve M. Gerriets              Vice President/Assistant  Vice President of Goldman,
                             Secretary                 Sachs & Co.

David J. Greenwald           Assistant Secretary       Vice President of Goldman,
                                                       Sachs & Co.


                                  SCHEDULE III
                                  ------------



     In settlement of SEC Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co., (the "Firm") without admitting or denying the findings consented to the entry of an Order dated January 16, 1992 along with numerous other securities firms. The SEC found that the Firm in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs") made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Exchange Act and 17 C.F.R. (S)(S) 240.17a-3 and 240.17a-4.

     The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

     In SEC Administrative Proceeding File No.3-8282 In the Matter of Goldman, Sachs & Co., the Firm without admitting or denying the allegations settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades in the secondary markets for U.S. Treasury securities in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

     The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

                                 Schedule IV

Cusip           Security                          Ref. Number         Purchases  Sales         Price      Trade Date     Settl Date
- -----           --------                          -----------         ---------  -----         -----      ----------     ----------
966837-10-6     WHOLE FOODS MARKET INC             0822-100552-12                     1000s        34 1/2    22-Aug-96    27-Aug-96
966837-10-6     WHOLE FOODS MARKET INC             0822-100558-12                     2000s            34    22-Aug-96    27-Aug-96
966837-10-6     WHOLE FOODS MARKET INC             0822-100559-12                     5000s        32 3/4    22-Aug-96    27-Aug-96
966837-10-6     WHOLE FOODS MARKET INC             0822-100560-12                     2000s            33    22-Aug-96    27-Aug-96
966837-10-6     WHOLE FOODS MARKET INC             0822-100561-12                     2000s      33  9/16    22-Aug-96    27-Aug-96
966837-10-6     WHOLE FOODS MARKET INC             0823-100736-12                     1136s        34 3/8    23-Aug-96    28-Aug-96
966837-10-6     WHOLE FOODS MARKET INC             0823-100737-12                     1364s        34 1/4    23-Aug-96    28-Aug-96


                                 EXHIBIT INDEX

EXHIBIT NO.  EXHIBIT

   (1) Merger Agreement (incorporated herein by reference to Appendix A to the Company's Form S-4 dated July 5, 1996, File No. 333-07719).

   (2)       Registration Rights Agreement (incorporated herein by reference to
             Exhibit 2.4 to the Company's Form S-4 dated July 5, 1996, File No. 333-07719).

   (3) Agreement (incorporated herein by reference to Exhibit 2.3 to the Company's Form S-4 dated July 5, 1996, File No. 333-07719).

   (4)       Escrow Agreement.

   (5)       Lock Up Agreement.

   (6)       Joint Filing Agreement.